

August 22, 2012

Via E-Mail
John A. Conklin
President and Chief Executive Officer
New Energy Technologies, Inc.
9192 Red Branch Road, Suite 110
Columbia, Maryland 21045

> **Re: New Energy Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 16, 2012**
> **File No. 333-182253**

Dear Mr. Conklin:

We have reviewed your amended registration statement and have the following comments:

Legal Opinion, Exhibit 5.1

1. Please have counsel delete the second sentence in the last paragraph of the legal opinion. Investors should be able to rely on the opinion.

2. Please revise the legal opinion to opine on the corporate laws of Nevada, the jurisdiction of incorporation of New Energy Technologies, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sherry Haywood at 202-551-3345 or me at 202-551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Assistant Director

cc: Via E-Mail
        Joseph Sierchio, Esq.
        Sierchio & Company, LLP
        430 Park Avenue, 7th Floor
        New York, New York 10022